Exhibit 99.2

45-103F4

Report of Exempt Distribution

Issuer information

1.    State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. Also state the full name and address of the vendor, if this report is filed (a) by a vendor who is not the issuer, and (b) in connection with an exemption other than those contained in MI 45-103.

       Kimber Resources Inc.
     Suite 215 - 800 West Pender Street,
     Vancouver, B.C., V6C 2V6
     Tel: (604) 669-2251

2.    State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia, Alberta and Ontario.

Details of distribution

3.    State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

August 26, 2005

4.    For each security distributed:

(a)	describe the type of security, and

(b)	state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

The Issuer issued by way of a non-brokered private placement a total of 3,333,332 units of the Issuer (“Units”) at a price of $1.50 per Unit, each Unit consisting of one common share in the capital of the Issuer and one-half of a non-transferable common share purchase warrant (one whole warrant called a “Warrant”), with each Warrant being exercisable into one common share in the capital of the Issuer at a price of $1.80 until 4:30 p.m. (Vancouver time) on February 26, 2007.

5.    Provide details of the distribution by completing the attached schedule.

See attached schedule.

6.    Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder’s fees disclosed under item 7, below

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Ontario	$1.50	1,999,998.00
Connecticut, U.S.A.	$1.50	300,000.00
Idaho, U.S.A.	$1.50	135,000.00
Massachusetts, U.S.A.	$1.50	237,600.00
New York, U.S.A.	$1.50	432,000.00
British Virgin Islands	$1.50	648,000.00
Cayman Islands	$1.50	1,247,400.00
Total dollar value of distribution in all jurisdictions (Canadian $)		$4,999,998.00

Commissions and finder’s fees

7.    Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Bolder Investment Partners Inc. Suite 800 - 1450 Creekside Drive Vancouver, B.C. V6J 5B3	2% finder’s fee in cash in respect of 1,333,332 units sold	n/a	n/a

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: August 31, 2005.

KIMBER RESOURCES INC.
Name of issuer or vendor (please print)

Michael E. Hoole, Vice-President and Secretary
Print name and position of person signing

“M.E. Hoole”
Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. The information in this schedule will not be placed on the public file of any securities regulatory authority.

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 Capital Raising Exemptions, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder’s fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Name and type of securities purchased	Total purchase price ($Canadian)	Exemption relied on

[SCHEDULE OMITTED FROM ELECTRONIC FILING]

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1.    File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2.    If distributions have not occurred within 10 days of each other, separate reports must be filed.

3.    In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission

4th Floor, 300 - 5 th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission

1130 - 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland

P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John’s, NFLD A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories

Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 - 49 th Street
Yellowknife, NT X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission

2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut

Department of Justice
Legal Registries Division
P.O. Box 1000 - Station 570
1 st Floor, Brown Building
Iqaluit NU X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office

95 Rochford Street, P.O. Box 2000
Charlottetown, PE C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission

6th Floor
1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899